Black Hawk Gaming &

Development Company, Inc.

(a wholly-owned subsidiary of

Jacobs Entertainment, Inc.)

Consolidated Financial Statements and

Supplemental Schedules for the Years Ended

December 31, 2003, 2002 and 2001 and Independent

Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholder of

Black Hawk Gaming & Development Company, Inc.

Black Hawk, Colorado

We have audited the accompanying consolidated balance sheets of Black Hawk Gaming & Development Company, Inc. and subsidiaries (a wholly-owned subsidiary of Jacobs Entertainment, Inc.) (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Black Hawk Gaming & Development Company, Inc. and subsidiaries (a wholly-owned subsidiary of Jacobs Entertainment, Inc.) (the “Company”) as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities.

As discussed in Notes 2 and 4, in 2002 the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

As discussed in Note 1 to the consolidated financial statements, on February 22, 2002, Black Hawk Gaming & Development Company, Inc. was acquired by an entity formed by its principal stockholder.

\s\    Deloitte & Touche LLP

Denver, Colorado

March 25, 2004

BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.

(a wholly-owned subsidiary of Jacobs Entertainment, Inc.)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

(Dollars in thousands)

ASSETS	2003	2002
CURRENT ASSETS:
Cash and cash equivalents	$11,550	$16,743
Accounts receivable	147	360
Inventories	576	584
Prepaid expenses	1,153	897
Due from parent	1,387

Total current assets	14,813	18,584

LAND	26,221	26,221

GAMING FACILITIES:
Building and improvements	67,951	60,596
Equipment	23,098	19,636
Accumulated depreciation	(18,921)	(13,424)

Total gaming facilities	72,128	66,808

OTHER ASSETS:
Goodwill	15,547	15,611
Construction in progress		2,128
Debt issue costs	5,417	6,464
Other assets	779	875

TOTAL	$134,905	$136,691

(Continued)

BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.

(a wholly-owned subsidiary of Jacobs Entertainment, Inc.)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

(Dollars in thousands)

LIABILITIES AND STOCKHOLDER’S EQUITY	2003	2002

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$4,701	$5,061
Accrued payroll	591	552
Gaming taxes payable	2,619	2,520
Property taxes payable	648	663
Slot club liability	872	940
Due to parent		3,978
Current portion of long-term debt	441	413

Total current liabilities	9,872	14,127

LONG-TERM DEBT AND OTHER LIABILITIES:
Long term debt	96,854	96,289
BID bonds payable	3,997	4,499

Total long-term debt	100,851	100,788

Total liabilities	110,723	114,915

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY:
Preferred stock; $.001 par value; 10,000,000 shares authorized; none issued and outstanding
Common stock; $.001 par value; 40,000,000 shares authorized; 100 and 4,154,400 shares issued and outstanding, respectively
Additional paid-in capital	11,396	11,396
Retained earnings	12,786	10,380

Total stockholder’s equity	24,182	21,776

TOTAL	$134,905	$136,691

See notes to consolidated financial statements.		(Concluded	)

BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.

(a wholly-owned subsidiary of Jacobs Entertainment, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31 2003, THE PERIODS FROM JANUARY 1, 2002 THROUGH FEBRUARY 22, 2002, AND FEBRUARY 23, 2002 THROUGH DECEMBER 31, 2002, AND THE YEAR ENDED DECEMBER 31, 2001

(Dollars in thousands)

	For the Year Ended December 31, 2003	January 1, 2002 Through February 22, 2002	February 23, 2002 Through December 31, 2002	For the Year Ended December 31, 2001
REVENUES:
Casino revenue	$96,816	$14,523	$83,515	$100,699
Food and beverage revenue	12,092	1,624	8,801	11,931
Hotel revenue	1,370	189	1,271	1,392
Other	854	96	587	1,626

Total revenues	111,132	16,432	94,174	115,648
Promotional allowances	(18,791)	(2,462)	(13,310)	(17,099)

Net revenues	92,341	13,970	80,864	98,549

COSTS AND EXPENSES:
Casino operations	31,140	4,333	26,689	31,368
Food and beverage operations	9,570	1,512	8,366	10,745
Hotel operations	743	130	521	640
Marketing, general and administrative	28,548	4,778	24,598	32,093
Privatization and other non- recurring costs		3,882		1,509
Depreciation and amortization	6,052	2,510	5,385	7,789

Total costs and expenses	76,053	17,145	65,559	84,144

OPERATING (LOSS) INCOME	16,288	(3,175)	15,305	14,405

Interest income	5	13	27	182
Other income	10	119
Interest expense	(13,897)	(2,881)	(11,931)	(5,271)

(LOSS) INCOME BEFORE MINORITY INTEREST AND INCOME TAXES	2,406	(5,924)	3,401	9,316

MINORITY INTEREST		127		(2,030)

(LOSS) INCOME BEFORE INCOME TAXES	2,406	(5,797)	3,401	7,286

INCOME TAXES				3,117

NET (LOSS) INCOME	$2,406	$(5,797)	$3,401	$4,169

See notes to consolidated financial statements.

BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.

(a wholly-owned subsidiary of Jacobs Entertainment, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Dollars in thousands)

	Common Stock			Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss		Total
	Shares	Amount
BALANCES,
JANUARY 1, 2001	4,127		$4	$18,569	$23,489			$42,062
Stock issued for compensation	3			26				26
Exercise of stock options	24			158				158
Comprehensive income:
Transition adjustment as a result of the adoption of Statement of Financial Accounting Standards No. 133, net of income taxes							$368	368
Reclassification adjustment for amortization of cumulative transition adjustment, included in net income, net of income taxes							(158)	(158)
Unrealized loss on interest rate swap, net of income taxes							(1,383)	(1,383)
Net income					4,169			4,169

Total comprehensive income								2,996

BALANCES,
DECEMBER 31, 2001	4,154		4	18,753	27,658		(1,173)	45,242
Exercise of stock options				6				6
Privatization merger	(4,054)		(4)	4
Push down of JEI basis:
Elimination of retained earnings applicable to shares acquired on February 22, 2002				14,882	(14,882)
Effect of recording goodwill and debt resulting from the February 22, 2002 acquisition				(29,471)				(29,471)
Capital contribution-acquisition of minority interest				7,222				7,222
Comprehensive loss:
Realized loss on interest rate swap, net of income taxes							1,173	1,173
Net loss					(2,396)			(2,396)

Total comprehensive loss								(1,223)

BALANCES,
DECEMBER 31, 2002	100			11,396	10,380			21,776
Net income					2,406			2,406

BALANCES,
DECEMBER 31, 2003	100	$		$11,396	$12,786	$		$24,182

* The par value amount of Black Hawk Gaming & Development Company, Inc. common stock outstanding for the periods presented is less than $500 and is therefore presented as $0 above due to rounding.

See notes to consolidated financial statements.

BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.

(a wholly-owned subsidiary of Jacobs Entertainment, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003, FOR THE PERIODS FROM JANUARY 1, 2002 THROUGH FEBRUARY 22, 2002, AND FEBRUARY 23, 2002 THROUGH DECEMBER 31, 2002, AND THE YEAR ENDED DECEMBER 31, 2001

(Dollars in thousands)

	For the Year Ended December 31, 2003	January 1, 2002 Through February 22, 2002	February 23, 2002 Through December 31, 2002	For the Year Ended December 31, 2001
OPERATING ACTIVITIES:
Net income (loss)	$2,406	$(5,797)	$3,401	$4,169
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	6,052	2,510	5,385	7,789
Bond issue discount amortization	565		506
Deferred financing cost amortization	1,086		823
Change in fair value of interest rate swap, net				74
Minority interest		(127)		2,030
(Gain) loss on sale of equipment	61	(194)	42	133
Noncash compensation				26
Deferred taxes				20
Due (to) from parent	(5,365)		3,155
Changes in operating assets and liabilities, net of the impact of acquisition in 2001:
Accounts receivable, inventories, prepaid expenses and other assets	32	1,805	(4,553)	(687)
Accounts payable, accrued expenses and other current liabilities	(305)	(1,339)	944	117

Net cash provided by (used in) operating activities	4,532	(3,142)	9,703	13,671

INVESTING ACTIVITIES:
Construction and equipping of gaming facility	(9,318)	(340)	(5,081)	(4,967)
Acquisition costs related to the Gold Dust West				(2)
Acquisition of the Gold Dust West, net of cash acquired				(26,000)
Proceeds from the sale of land		142
Proceeds from the sale of equipment	66		229	110

Net cash used in investing activities	(9,252)	(198)	(4,852)	(30,859)

FINANCING ACTIVITIES:
Proceeds from reducing and revolving credit facility				36,500
Payments on BID bonds	(473)		(387)	(362)
Payment to amend reducing and revolving credit facility				(571)
Payments on long-term debt and GHC revolving line of credit				(421)
Payments on reducing and revolving credit facility				(7,600)
Distributions to minority interest owner			(64)	(3,357)
Exercise of stock options		6		158

Net cash (used in) provided by financing activities	(473)	6	(451)	24,347

(Continued)

BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.

(A wholly-owned subsidiary of Jacobs Entertainment, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003, FOR THE PERIODS FROM JANUARY 1, 2002 THROUGH FEBRUARY 22, 2002, AND FEBRUARY 23, 2002 THROUGH DECEMBER 31, 2002, AND THE YEAR ENDED DECEMBER 31, 2001

(Dollars in thousands)

	For the Year Ended December 31, 2001	January 1, 2002 Through February 22, 2002	February 23, 2002 Through December 31, 2002	For the Year Ended December 31, 2001
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$(5,193)	$(3,334)	$4,400	$7,159

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	16,743	15,677	12,343	8,518

CASH AND CASH EQUIVALENTS, END OF PERIOD	11,550	12,343	16,743	15,677

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest, net of amounts capitalized in 2003 of $140	$12,259	$524	$6,312	$5,388

Cash paid for income taxes		$470		$2,357

Non-cash financing		$95,783

See notes to consolidated financial statements.

BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.

(a wholly-owned subsidiary of Jacobs Entertainment, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Dollars in thousands, except share amounts)

1.	BUSINESS

Black Hawk Gaming & Development Company, Inc. and subsidiaries (a wholly-owned subsidiary of Jacobs Entertainment, Inc.) (the “Company” or “BHWK”) is an owner, developer and operator of gaming properties in Black Hawk, Colorado and Reno, Nevada. Through April 23, 1998, the Company owned a 50% interest in the Gilpin Hotel Venture (“GHV”), which owned the Gilpin Hotel Casino, which the Company developed and has managed since 1992. On April 24, 1998, the Company acquired the other 50% interest in GHV and related land for $10 million.

In November 1996, the Company entered into an Amended and Restated Purchase Agreement and an Operating Agreement to form Black Hawk/Jacobs Entertainment LLC (the ”LLC”) for the purpose of developing and managing a casino/hotel/parking complex in Black Hawk, Colorado, The Lodge Casino at Black Hawk (The Lodge). During the second quarter of 1998, the Company completed the development of the casino portion of The Lodge, which opened for business on June 24, 1998. On August 17, 1998, the hotel portion of the project opened, and on November 6, 1998, the parking garage opened. The total cost of the casino/hotel/parking complex was approximately $74 million.

On January 4, 2001, the Company purchased the assets and operating business of the Gold Dust Motel, Inc. d/b/a Gold Dust West (the “GDW”), located in Reno, Nevada, for $26.5 million (see Note 5).

In addition, included within the Company is BHWK corporate (“Corporate”). Generally, Corporate operations are not a profit center, but rather a managerial entity which directs the overall operations of the Company.

On February 22, 2002, Jacobs Entertainment, Inc. (“JEI”), an entity formed by the Company’s principal stockholder, Chairman of the Board and Chief Executive Officer, Jeffrey P. Jacobs, acquired all of the outstanding shares of the Company that he did not already own, for $12.00 per share resulting in a total aggregate purchase price of $36,980. The Company’s stockholders approved this transaction on January 4, 2002 (see Note 3).

2.	SIGNIFICANT ACCOUNTING POLICIES

Consolidation—The accompanying consolidated financial statements include the accounts of the Company, the GHV, and beginning on January 4, 2001, the Company’s 100% ownership interest in the GDW. All inter-company transactions and balances have been eliminated in consolidation. Through February 22, 2002, the Company also recorded minority interest, which reflects the portion of the equity in earnings of the LLC applicable to the 25% minority interest owners of the LLC (see Note 3).

Cash Equivalents—The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventory—Inventory consists of food and beverages, chips and tokens and uniforms and are recorded at the lower of cost (first-in, first-out method) or market.

Gaming Facilities—Building and improvements and equipment are depreciated using the straight-line method over the estimated useful lives of the assets (39 years for building and improvements, and 5 to 7 years for equipment). Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Gains or losses on disposal of assets are recognized as incurred.

Debt Issue Costs—Debt issue costs are capitalized and amortized, using the straight-line method (which approximates the effective interest method), over the life of the related loan.

Goodwill—Through February 22, 2002, goodwill is amortized using the straight-line method over 15 years. See Note 3 for discussion on the composition of goodwill after February 22, 2002 and Note 4 for additional discussion regarding goodwill and other intangible assets.

Slot Club Liability—The Company’s casinos offer customers the ability to become members in their respective slot clubs. Once a member, the customer can insert a special card into slot and video poker machines while playing in the Company’s casinos to earn “points.” Based on their point totals, members receive various cash rewards and gift prizes. The Company accrues the cost of points as they are earned by the members of the slot clubs.

Outstanding Gaming Chip and Token Liability—When customers exchange cash for gaming chips and tokens, the Company has a liability as long as those chips and tokens are not redeemed or won by the house. That liability is established by determining the difference between the total chips and tokens placed in service and the actual inventory of chips and tokens in custody or under the control of the casinos. The chip and token liability is adjusted periodically to reflect an estimate of chips and tokens that will never be redeemed, such as chips and tokens that have been lost or taken as souvenirs.

Casino Revenues—Casino revenues are the net winnings from gaming activities, which is the difference between gaming wins and losses.

Hotel, Food and Beverage, and Other Revenue—The Company recognizes hotel, food and beverage and other revenue at the time that goods or services are provided.

Promotional Allowances—Gross revenues include the retail amount of rooms, food and beverages provided gratuitously to customers. When computing net revenues, the retail amount of rooms, food and beverages and coupons, gratuitously provided to customers, as well as slot club player point redemptions, is deducted from gross revenues as promotional allowances. The estimated cost of such complimentary services for rooms, food, and beverages is charged to casino operations and was $4,319, $3,554 and $4,149 for the years ended December 31, 2003, 2002 and 2001, respectively.

Privatization and Other Non-Recurring Costs—During the years ended December 31, 2002 and 2001 the Company incurred $3,882 and $1,509, respectively, in relation to the acquisition of its remaining shares on February 22, 2002 described in Notes 1 and 3, primarily consisting of legal and accounting fees. Such costs are expensed in the accompanying 2002 and 2001 consolidated statements of income.

Income Taxes—The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. During 2002, the Company changed its tax status from a C-Corporation to an S-Corporation. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements subsequent to the effective date of this election. See Note 10.

Minority Interest—The Company recorded minority interest through February 22, 2002, which reflects the portion of the equity in earnings of the LLC applicable to the 25% minority interest owners of the LLC (see Note 3).

Stock Issued for Services—Common stock was issued, or accrued for issuance, to directors in 2001 for services, and was valued at the market value as of the date awarded. Included in marketing, general and administrative expenses in the consolidated statements of income for the year ended December 31, 2001 is $14 of expenses related to stock issued or accrued for services. No stock was issued or accrued for services in 2003 or 2002.

Employee Stock Compensation Plans—The Company used the intrinsic value method to account for stock options and similar stock-based employee compensation plans. The exercise price of stock options issued to employees equaled the market price of the stock on the measurement date, and therefore, the Company did not record compensation expense on stock options granted to employees. Options granted to non-employees were valued at estimated fair value and charged to operations as earned. See Note 9 for discussion of the Company’s previous stock options plans.

Since the Company followed the intrinsic value method to account for stock options issued to employees, no compensation expense was recognized since options were granted at market price. Had compensation cost for the Company’s plans been determined based on the fair value of the options at the grant date, the Company’s 2001 net income would have been reduced to the pro forma amounts indicated below:

Net income—as reported	$4,169
Net income—pro forma	$4,088

The weighted average fair value of the stock options granted was $0 in 2001. The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option pricing model.

Operating Segments—As of January 4, 2001, the Company acquired the GDW (see Note 5). This acquisition expanded the Company’s operations into a second gaming jurisdiction other than Black Hawk, Colorado creating a new operating segment as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”) (see Note 13).

Derivative Financial Instruments—The Company uses derivative instruments to manage exposures to interest rate risk. The Company’s primary objective for holding derivatives is to minimize the risks associated with the impact of interest rate exposure. Specifically, the Company uses interest rate swaps, as cash flow hedging instruments, to manage its exposure to interest rate risk on its variable-rate debt. The Company does not enter into derivative transactions for trading purposes, or for fixed rate debt.

Derivative financial instruments taken alone may expose the Company to varying degrees of market and credit risk in excess of amounts recognized in the financial statements. However, when used for hedging purposes, these instruments typically reduce overall interest rate risk. The Company controls the credit risk of its financial contracts through credit approvals, limits, and monitoring procedures. As the Company enters into derivative transactions only with high quality institutions, no losses associated with non-performance on its derivative financial instrument have occurred or are expected to occur.

Effective January 1, 2001 the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative has been designated in a fair-value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative has been designated in a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income net of taxes, and recognized in the income statement when the hedged item affects earnings. SFAS No. 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value are recognized in current earnings.

The adoption of SFAS No. 133 resulted in the Company recording a $368 gain (net of $200 in taxes) in accumulated other comprehensive loss as a transition adjustment for its derivative instrument which had been designated in a hedging relationship that addressed the variable cash flow exposure of a forecasted transaction prior to adopting SFAS No. 133. (see Note 7).

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates used by the Company include the estimated useful lives for depreciable and amortizable assets and estimated cash flows in assessing the recoverability of long-lived assets. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications have been made in the 2002 and 2001 financial statements to conform with the classifications used in 2003. These reclassifications had no effect on the Company’s financial position or net income.

Recently Issued Accounting Standards—In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations (“SFAS No. 141”). SFAS No. 141 improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under the purchase method. This Statement is effective for all business combinations initiated after June 30, 2001. The Company adopted SFAS No. 141 on July 1, 2001, and the adoption of SFAS No. 141 did not have a material impact on the Company’s financial position or results of operations.

In July 2001, FASB issued SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”) (see Note 4).

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 supersedes current accounting guidance relating to impairment of long-lived assets and provides a single accounting methodology for long-lived assets to be disposed of, and also supersedes existing guidance with respect to reporting the effects of the disposal of a business. SFAS No. 144 was adopted January 1, 2002, without a material impact on the Company’s financial position or results of operations.

In July 2002, FASB issued SFAS No. 146, Accounting for Costs Associated With Exit or Disposal Activities. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on its financial position or results of operations.

In December 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123 (“SFAS No. 148”). This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The adoption of this statement did not have a material effect on its financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”) Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The guarantee recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The Company has adopted disclosure requirements effective for the year ended December 31, 2002 and the recognition and measurement provisions on January 1, 2003. The adoption of the recognition and measurement provisions did not have a material affect on the Company’s statement of position or results of operations.

In January 2003, the FASB issued FIN 46 Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”). This interpretation explains how to identify a variable interest entity and how to assess its interest in the variable interest to decide if consolidation is appropriate. FIN 46 requires entities to be consolidated by their primary beneficiaries if the variable interest entity does not effectively disperse risk among parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise acquired an interest after that date. For variable interest entities in which an enterprise had acquired an interest in before February 1, 2003, it applies in the first fiscal year or interim period beginning after June 15, 2003. The Company adopted FIN 46 on July 1, 2003, and the adoption of FIN 46 did not have a material impact on the Company’s financial position or results of operations.

In April 2003 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS No. 149”). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is generally effective for contracts entered into or modified after September 30, 2003, and for hedging relationships designated after September 30, 2003. The Company adopted SFAS No. 149 on July 1, 2003, and the adoption of SFAS No. 149 did not have a material impact on the Company’s financial position or results of operations.

In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on July 1, 2003, and the adoption of SFAS No. 150 did not have a material impact on the Company’s financial position or results of operations.

3.	ACQUISITION OF THE COMPANY

Prior to February 22, 2002, JEI owned 32% of the outstanding shares of the Company. On February 22, 2002, JEI acquired the remaining shares of the Company through a cash merger for $36 million using proceeds from the issuance of debt on that date. As a result of becoming a wholly-owned subsidiary of JEI and collateralizing this debt with Company assets, the Company has applied the principles of push down accounting and, accordingly, has recorded goodwill, debt, and the elimination of minority interests in the LLC in the accompanying consolidated financial statements. Furthermore, the principles of push down accounting were applied to the separate reporting units of the Company, consisting of the separate casino operations of the Gilpin Hotel Casino, The Lodge Casino at Black Hawk, and the Gold Dust West Casino. The Company allocated the $36 million acquisition price to the respective reporting units based upon their individual pro-rata contribution to operating income less depreciation, and has recorded the goodwill associated with each reporting unit reflecting the difference between the allocated purchase price and the proportionate share of the fair market value of net assets acquired which was based upon an independent valuation of the Company’s net assets. Furthermore, the debt issued to acquire the Company has also been pushed down to these reporting units using a similar allocation methodology.

4.	GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No. 142 applies to intangibles and goodwill acquired after June 30, 2001, as well as goodwill and intangibles previously acquired. Under SFAS No. 142, goodwill as well as other intangibles determined to have an indefinite life will no longer be amortized; however, these assets will be reviewed for impairment on a periodic basis. The Company adopted SFAS No. 142 on January 1, 2002, has completed its transitional impairment test at January 1, 2002, and has determined that no impairment of its goodwill balances exits. In addition, the Company has reassessed the useful lives of its identifiable intangible assets without any change to the previously established amortization periods of such assets. The Company also performed its annual impairment test as of September 30, 2003 and determined that goodwill was not impaired.

The amortization expense and net income of the Company for the year ended December 31, 2001 is as follows:

Reported net income	$4,169
Add back: goodwill amortization	1,456

Adjusted net income	$5,625

5.	GOLD DUST WEST CASINO—ACQUISITION

On January 4, 2001, the Company purchased the assets and operating business of the GDW, a casino and motel located in Reno, Nevada, for $26,500. This transaction was recorded using the purchase method of accounting for business combinations, and accordingly, 100% of the GDW’s operations are included in the Company’s results for the period subsequent to the acquisition date.

The Company obtained an appraisal of the assets of the GDW at the date of acquisition, and the total purchase price, including approximately $698 of transaction costs, was allocated to the GDW assets as follows:

Cash	$45
Land	3,560
Building, furniture, fixtures and equipment	7,701
Other assets	96
Acquisition costs	698
Goodwill	15,098

Total purchase price	$27,198

6.	LONG-TERM DEBT

Long-term debt consists of the following at December 31:

	2003	2002
Senior secured notes due 2009, with interest only payable each February 1, and August 1, beginning August 1, 2002 at a fixed interest rate of 11 7/8%. The notes were issued at a 3.96% discount which is being amortized using the effective interest method over the expected life of the notes.	$96,854	$96,289
Bonds payable; issued in two series with interest payments varying between 6.25% and 6.50%; principal and interest payments approximating $360 are due semi-annually beginning in June 2000 continuing until December 2011; secured by the street and other infrastructure improvements made by The Lodge	4,438	4,912

	101,292	101,201
Less current portion	441	413

Total	$100,851	$100,788

On February 8, 2002, JEI completed a $125,000 private placement of 11 7/8% Senior Secured Notes (the “Notes”) due 2009, with interest payable on each February 1, and August 1, with payments beginning August 1, 2002. The Notes were issued at 3.96% discount from their principal amount, resulting in a discount of $4,950, which is being amortized using the effective interest method over the expected life of the Notes. The Notes are guaranteed by the Company and are principally secured by its assets and stock. As of December 31, 2002, debt issue costs of $8,681 have been incurred related to the issuance of the Notes. These costs are being amortized over the life of the related debt, using the effective interest method. As discussed in Note 3, the Company has applied the principles of push down accounting, and accordingly has recognized its pro-rata allocation of the Notes of $96,854 and the debt issue costs of $5,417 in the accompanying consolidated financial statements. The Notes contain a number of affirmative and negative covenants which among other things require JEI to maintain certain financial ratios and refrain from certain actions without prior approval from the Trustee of the Notes. As of December 31, 2003, JEI is in compliance with all such debt covenants.

Effective July 12, 2002, JEI entered into a $10,000 line of credit (“LOC”) agreement with Foothill Capital Corporation, expiring July 12, 2007. The LOC bears interest at the prime rate published by Wells Fargo Bank, plus 1.75% (5.75% as of December 31, 2003). The LOC is collateralized by the land, buildings and related improvements of The Lodge and the Gilpin Hotel and Casino. The security interests under the terms of the LOC are contractually senior to the Notes discussed above.

In conjunction with the Company’s acquisition on February 22, 2002, discussed in Note 1, $1,543 in capitalized debt issue costs related to the Company’s reducing and revolving credit facility were charged to operations during the first quarter of 2002.

Scheduled principal payments as of December 31, 2003, are as follows:

2004	$441
2005	471
2006	504
2007	538
2008	575
Thereafter	101,642

Total	$104,171

7.	DERIVATIVE FINANCIAL INSTRUMENT

As discussed in Note 2, the Company was a party to an interest rate swap agreement with off-balance-sheet risk. This derivative transaction was used to hedge interest rate risk in the Company’s variable rate debt. Prior to its termination on February 16, 2001, the interest rate swap agreement (“IRS No. 1”) provided that, on a quarterly basis, the Company paid a fixed rate of 5.18% on the notional amount of $35,000 and received a payment based on LIBOR applied to the notional amount. Gains or losses on the interest rate exchange were included in interest expense as realized or incurred. From January 1, 2001 through February 16, 2001, the Company recorded a $318 charge to interest expense due to the devaluation of IRS No. 1. Although the transition adjustment was reflected in other comprehensive loss, subsequent changes in the value of IRS No. 1 are reflected in the income statement because the swap was not designated as a hedging instrument as defined by SFAS No. 133. As a result of terminating IRS No. 1, the Company reclassified $158 (net of $86 in taxes) of the transition gain from other comprehensive loss to interest expense representing the amortization over its original term.

On February 16, 2001, the Company terminated IRS No. 1 and simultaneously entered into a new interest rate swap agreement (“IRS No. 2”), with the same counterparty, with an initial notional amount of $50,000 including scheduled reductions of $10,000 each at December 31, 2002 and December 31, 2003, until final maturity on April 16, 2004. IRS No. 2 provides that, on a quarterly basis, the Company pays a fixed rate of 5.46% on the notional amount of $50,000 and receives a payment based on LIBOR applied to the notional amount. IRS No. 2 was documented and designated as a cash flow hedge as defined by SFAS No. 133. Derivative losses included in other comprehensive loss for the year ended December 31, 2001 amounted to $1,383 net of $778 in taxes reflecting the decline in market value of IRS No. 2.

Derivative losses included in accumulated other comprehensive loss were charged to earnings at the time interest expense was recognized on the Wells Fargo Bank debt. Derivative losses of $426 net of $240 in taxes on IRS No. 2 were reclassified to interest expense in 2001.

In conjunction with the Company’s acquisition on February 22, 2002, discussed in Note 1, the Company terminated its $50,000 interest rate swap with a charge to operations of $2,655.

8.	ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of estimated fair value of the Company’s financial instruments has been determined by the Company using available market information and generally accepted valuation methodologies. However, considerable judgment is required to interpret market data in order to develop the estimates of fair value. Accordingly, the estimates herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The asset (liability) amounts for the Company’s financial instruments are as follows:

	2003		2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Liabilities—debt	$101,292	$107,357	$101,201	$105,990

The estimation methodologies utilized by the Company are summarized as follows:

Debt—The fair value of variable-rate debt at December 31, 2001 is estimated to be equal to its carrying amount. The fair value of senior secured notes issued in 2002 is based upon quoted market rates. The fair value of other fixed rate debt is estimated to be equal to its carrying amount, based on the prevailing market interest rates for debt of similar dollar amount, maturity and risk.

The estimated fair value of the Company’s other financial instruments, such as cash and cash equivalents, accounts receivable and accounts payable, have been determined to approximate carrying value based on the short-term nature of those financial instruments.

9.	STOCK OPTIONS

In conjunction with the Company’s acquisition discussed in Note 1, all options outstanding on that date became 100% vested, and the Company recognized a $3,121 charge to operations on February 22, 2002 representing the difference between the respective options’ exercise price and the per share acquisition price of $12.00. All outstanding options were terminated upon the Company’s acquisition by JEI.

The Company had two stock option plans: the 1994 Employees’ Incentive Stock Option Plan (“1994 Plan”) and the 1996 Incentive Stock Option Plan (“1996 Plan”). The 1994 Plan provided for the grant of incentive stock options to officers, directors and employees of the Company for 300,000 shares of common stock. The 1996 Plan provided for the grant of stock options, including incentive stock options and non-qualified stock options for 500,000 shares of common stock. Stock option transactions are summarized as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Outstanding at
January 1, 2001	616,050	$5.63 – $8.38	$6.08

Exercised	(24,167)	$6.19 – $8.38	$6.53
Forfeited	(77,633)	$5.63 – $8.38	$6.93

Outstanding at
December 31, 2001	514,250	$5.63 – $8.38	$5.93

Exercised	(514,250)	$5.63 – $8.38	$5.93

Outstanding at
December 31, 2002

Options granted under the 1994 Plan generally vested proportionately over three years on June 30 following the grant date. Options granted under the 1996 Plan generally vested proportionately over three years on each of the first, second, and third anniversary dates of the grant.

10.	INCOME TAXES

The Company’s income tax expense varies from the amount expected by applying the federal tax rate due to the following items:

	January 1, 2002 Through February 22, 2002		2001
Expected federal income tax expense (benefit)		$(1,970)	$2,477
Valuation allowance		1,791
Non-deductible privatization costs		251	406
Other, net		(72)	234

Total	$		$3,117

Net deferred income tax expense allocated to stockholders’ equity was $672 and $(672) for the years ended December 31, 2002 and 2001, respectively. Total deferred income tax expense was $20 in 2001.

In conjunction with the Company’s acquisition on February 22, 2002, discussed in Note 1, effective on this date the Company filed an election to change its tax status as a C-Corporation to an S-Corporation. Subsequent to the conversion to an S-Corporation, no provision for federal income taxes has been reflected in the Company’s financial statements as the stockholders will report any taxable income or loss of the Company on their personal tax returns. Furthermore, the Company has provided a valuation allowance against its net income tax benefit at February 22, 2002 due to uncertainties surrounding its ultimate collectibility.

On March 11, 2002, the Company and the LLC received notice from the Internal Revenue Service asserting deficiencies in federal corporate income taxes for the Company’s 1998 tax year. The proposed adjustment indicates an increase to taxable ordinary income for the 1998 tax year of $1,193, and relates to the deductibility of depreciation taken against certain costs incurred by the LLC to build and improve public assets. The Company and the LLC have analyzed these matters and believe it has meritorious defenses to the deficiencies asserted by the Internal Revenue Service. The Company and the LLC will contest the asserted deficiencies through the administrative appeals process. The Company and the LLC believe that any amounts assessed for the 1998 and future tax years will not have a material effect on the Company’s financial position or results of operations. Due to the preliminary nature of this proceeding, management is unable to reasonably estimate the amount, or range of amounts, of any potential income tax liability associated with the notice.

11.	RELATED PARTIES

The Company and JEI shared a management fee of 5% of adjusted gross gaming proceeds for the gaming operations of the LLC. For the first year of operations, the sharing ratio of this management fee was disbursed 60% to the Company and 40% to JEI. For subsequent periods of operations through 2002, the management fee was disbursed 50% to the Company and 50% to Diversified. During the periods ended December 31, 2002 and 2001, JEI was paid $228 and $1,541, respectively, for management fees from the LLC. On February 22, 2002 in conjunction with the Company’s acquisition discussed in Note 1, the above management fee was terminated.

Effective October 1, 1997, the Company entered into an agreement with an affiliate of an officer, director and significant stockholder of the Company to assist the Company in its efforts to research,

develop, perform due diligence and possibly acquire new gaming opportunities. The agreement, as amended, expired December 31, 2002. The annual cost to the Company under the agreement was $450 and $225 in 2002 and 2001, respectively.

12.	COMMITMENTS AND CONTINGENCIES

In January 1998, the LLC and other LLC members were named as defendants in an action for trespass. The action was dismissed without prejudice on January 3, 1999. A trustee was appointed by the court on December 22, 1998 to represent the purported interests of the former plaintiff, if any. The trustee filed a similar action in September 1999 against the previous defendants, including the Company, containing essentially the same allegations as the previous case. During 2002, the Company settled this action for $58. The full amount of the settlement has been accrued as of December 31, 2001.

On June 25, 1999, a complaint against the LLC was filed by a casino operating downstream from The LLC. The complaint alleges, among other things, that the plaintiff was damaged by subsurface water flows onto its property from the LLC property, resulting in damages of approximately $400,000 to build a new system to handle the flow. The LLC has denied all liability and has turned the matter over to its insurance carrier, which is providing a defense to the suit. The insurance carrier has the option to settle or litigate the claim. We do not believe the suit has merit and we will continue to work with the insurance carrier to defend against the allegations alleged by the plaintiff. We are unable to reasonably estimate the amount, or range of amounts, if any, associated with this litigation. We do not believe the suit will result in any liability to us.

On May 25, 2001, a lawsuit was filed in The United States District Court for the District of Colorado (Case No. 01-D-0964) by Central City, several casino operators located in Central City and others against the City of Black Hawk, the Black Hawk Gaming Owners Association (formerly the Black Hawk Casino Owners Association) and several casino operators located in Black Hawk, including Black Hawk Gaming. The suit alleges that the defendants caused economic harm to the plaintiffs by engaging in a conspiracy and scheme to harm competition, restrain trade and monopolize the gaming industry in the Gilpin County, Colorado market in violation of federal and state constitutional law, statutory and common law. Also, the complaint alleges that in 1996 the City of Black Hawk began interfering in Central City’s plans to construct a road directly from Interstate 70 to Central City. The plaintiffs seek compensatory, treble and exemplary damages against the defendants in amounts to be proven at trial along with interest, costs and attorneys’ fees. In March 2003, Central City’s city council voted to withdraw from the lawsuit. Central City has since been dismissed from the lawsuit. The remaining plaintiffs have continued to pursue the lawsuit. On March 26, 2003, the district court entered an order dismissing with prejudice the plaintiffs’ seventh, eighth, eleventh, twelfth and thirteenth claims for relief (i.e., the state common law claims and the claims under RICO and its Colorado statutory counterpart (COCCA)). On August 28, 2003, the court held a hearing on the motions to dismiss the state and federal antitrust claims. We are awaiting a ruling on those motions. We believe that this lawsuit is without merit and we intend to contest it vigorously. We are unable to reasonably estimate the amount, or range of amounts, if any, associated with this litigation. However, we do not believe the suit will result in any material liability.

In March 2003, the Galactic Gaming, Inc., one of the plaintiffs in Case No. 01-D-0964 (MJW), filed an action in District Court in Jefferson County, Colorado, Case No. 03CV0793, Division 7, against many of the same defendants as in Case No. 01-D-0964 (MJW), including Black Hawk Gaming. This action asserted state common law claims identical or virtually identical to those that were asserted and dismissed with prejudice in the federal action. Plaintiff moved for voluntary dismissal and on July 16,

2003, the Jefferson County district court dismissed the action without prejudice. At this time, we do not believe that plaintiff will attempt to reassert this action. We are unable to reasonably estimate the amount, or range of amounts, if any, associated with this litigation. However, we do not believe the suit will result in any material liability.

The Company is also involved in routine litigation arising in the ordinary course of business. These matters are believed by the Company to be covered by appropriate insurance policies.

On January 1, 1997, the Gilpin Hotel Casino Employees’ 401(k) Plan (re-named Black Hawk Gaming & Development Company’s 401(k) Plan on March 31, 1999) (the “Plan”) was organized and began accepting contributions on September 1, 1997. The Plan is a defined contribution plan covering eligible employees of the Company. The Plan allows eligible employees to make tax-deferred contributions that are matched by the Company up to a specified level. The Company contributed approximately $249, $263 and $274 to the Plan for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company leases land and warehouse space for the Gold Dust in Reno, Nevada as well as automobiles, and other property and equipment under operating leases expiring at various dates. Total rental expense under these non-cancelable leases was approximately $352, $351, and $302 for the years ended December 31, 2003, 2002, and 2001 respectively.

The following are the future estimated minimum commitments relating to BHWK’S non-cancelable operating agreements and leases:

Year Ended December 31
2004	$357
2005	350
2006	323
2007	325
2008	293
Thereafter	9,131

Total	$10,779

13.	SEGMENT INFORMATION

As defined by SFAS No. 131, the Company has two geographically defined reportable segments comprised of (1) the Gilpin and The Lodge, in Black Hawk, Colorado and (2) the GDW, in Reno, Nevada. The Corporate operations represent all other revenues and expenses, and they are also shown. All inter-segment and inter-company transactions and balances have been eliminated.

The casinos in Black Hawk, Colorado, primarily serve the residents of metropolitan Denver, Colorado. As such, the Company believes that significantly all revenues are derived from within 150 miles of that geographic area.

The casino in Reno, Nevada, caters to the “locals” market. The Company believes that significantly all revenues are derived from Reno, Nevada and surrounding areas.

The accounting policies of these segments are the same as those described in Note 2.

Segment financial information as of and for the years ended December 31, 2003, 2002 and 2001 is presented as follows. Segment financial information as of and for the year ended December 31, 2000 is not presented for the Reno, Nevada segment as the Company did not operate in that segment prior to January 2001.

	2003	2002	2001
	(Dollars in thousands)
Net revenues:
Black Hawk, Colorado	$72,477	$75,960	$80,038
Reno, Nevada	19,864	18,874	18,511

Total net revenues	$92,341	$94,834	$98,549

Depreciation and amortization:
Black Hawk, Colorado	$4,759	$6,454	$5,753
Reno, Nevada	1,241	1,404	2,020
Corporate	52	37	16

Total depreciation and amortization	$6,052	$7,895	$7,789

Operating income:
Black Hawk, Colorado	$13,949	$14,786	$15,397
Reno, Nevada	4,501	3,788	2,731
Corporate	(2,162)	(6,444)	(3,723)

Total operating income	$16,288	$12,130	$14,405

Interest income:
Black Hawk, Colorado	$3	$29	$136
Reno, Nevada		2	20
Corporate	2	9	26

Total interest income	$5	$40	$182

Interest expense:
Black Hawk, Colorado	$(10,774)	$(10,933)	$(3,420)
Reno, Nevada	(3,123)	(3,879)	(1,851)

Total interest expense	$(13,897)	$(14,812)	$(5,271)

Other income:
Corporate	10

Total other income	$10

Income before minority interest and income taxes:
Black Hawk, Colorado	$3,178	$8,525	$12,113
Reno, Nevada	1,378	88	900
Corporate	(2,150)	(6,090)	(3,697)

Total income before minority interest and income taxes	$2,406	$2,523	$9,316

	December 31,
	2003	2002
Total assets:
Black Hawk, Colorado	$108,775	$113,416
Reno, Nevada	24,071	23,962
Corporate	2,059	8,081

Total assets	134,905	145,459

Corporate adjustments and eliminations		(8,768)

Consolidated total assets	$134,905	$136,691

Additions to long lived assets:
Black Hawk, Colorado	$8,226	$3,580
Reno, Nevada	1,080	1,719
Corporate	12	122

Total additions to long lived assets	$9,318	$5,421

Long-term debt:
Black Hawk, Colorado	$78,302	$77,982
Reno, Nevada	22,549	22,300

Total long-term debt	$100,851	$100,282

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